Exhibit 99.1
Explanatory Note

This Form 6-K/A amends “Announcement on Cancellation of Shares” furnished on Form 6-K by Shinhan Financial Group (hereafter “SFG”) on 27 July, 2023.

The amendment is to correct ‘1. Class and Number of Shares to be Cancelled’, ‘4. Estimated Amount to be Cancelled’, ‘5. Scheduled Period of Acquisition of Treasury Shares for Cancellation’ and ‘7. Scheduled Date of Cancellation’ as SFG completed its share repurchase program on 31 August, 2023. All other information in the announcement dated 27 July, 2023 remain unchanged.

1. Class and Number of Shares to be Cancelled	Common shares	2,842,929
4. Estimated Amount to be Cancelled		KRW 100,000,051,050
5. Scheduled Period of Acquisition of Treasury Shares for Cancellation	From To	July 28, 2023 August 31, 2023
7. Scheduled Date of Cancellation	August 31, 2023

*The above ‘5. Schedule period of acquisition of treasury share for cancellation’ is ended on August 31, 2023 (based on the settlement date of the last trading)